Entourage Mining Ltd.
Memo Sheet

Entourage Mining Files 43-101 Technical Report on the Pires Gold Project

February 17, 2010, Vancouver British Columbia: Entourage Mining Ltd. (“Entourage” or the “Company”) announces the Company has filed on EDGAR and SEDAR, a 43-101 Technical Report on the Pires property, situated in southern Goiás State, Brazil.

ON BEHALF OF THE BOARD

“Gregory F Kennedy”

Gregory F Kennedy
President

Forward Looking Statement

Except for historical information contained herein, the statements in this Press Release may be forward looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Entourage Mining Ltd.
Memo Sheet